EXHIBIT 99.2

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE November 15, 2012

CANADIAN ZINC REPORTS FINANCIAL AND OPERATING RESULTS FOR THIRD QUARTER 2012 AWARD OF OPTIONS TO CERTAIN OFFICERS AND EMPLOYEES

Vancouver, British Columbia, November 15, 2012 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the three and nine month periods ended September 30, 2012.

This press release should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto, and management’s discussion & analysis (“MD&A”) for the three and nine month periods ended September 30, 2012, both available on SEDAR at www.sedar.com.

FINANCIAL RESULTS SEPTEMBER 30, 2012

For the three and nine month periods ended September 30, 2012, the Company reported a net loss and comprehensive loss of $621,000 and $12,576,000, respectively, compared to a net loss and comprehensive loss of $5,293,000 and $29,844,000 for the same periods, respectively, ending September 30, 2011.

The net loss in the three and nine month periods ended September 30, 2012 included a mark-to-market gain of $3,032,000 and a loss of $4,998,000, respectively, on the Company’s marketable securities, compared to  mark-to-market losses of $2,703,000 and $23,737,000 for the comparative periods in 2011. Excluding the gain or loss on the marketable securities, the Company recorded a loss of $3,653,000 in the third quarter and a loss of $7,578,000 in the nine months ended September 30, 2012, compared to  similar losses of $2,590,000 and $6,107,000 in the same periods last year.

Canadian Zinc currently holds 12.57 million shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 10.7% of VGM’s issued share capital. VGM is a UK company listed on AIM (part of the London Stock Exchange), which owns and operates the Vatukoula Gold Mine in Fiji. At September 30, 2012, the Company’s investment in VGM had a market value of $8.8 million. The market value of the Company’s investment in VGM at November 13, 2012, was $6.3 million.

At September 30, 2012, the Company had a positive working capital balance of $16,432,000 including cash and cash equivalents of $619,000, short term investments of $8,162,000 and marketable securities of $8,804,000 (for a total of $17,585,000).

PRAIRIE CREEK MINE – 2012 SITE PROGRAMS

Numerous site development and exploration programs were undertaken at the Prairie Creek Mine Site during the summer season of 2012. Cabo Drilling (Pacific) Corp. was contracted to supply manpower and technical supervision for the 2012 exploration diamond drilling program during which a total of 5,629 meters of drilling was completed utilizing Company owned drills.

Drilling was continued in the Casket Creek area, located approximately 1.6 kilometres north of the most northern drill hole that defines the present mineral resource, in order to complete wedging some drill holes around the 2011 intercept in hole PC-11-187W2 which intersected 5% Pb and 11% Zn over 3.5 metres of core length. Drilling began in May 2012 utilizing the Company’s TM-2500 coring rig. A total of 2,182 metres over two drill holes (with wedging) was completed in 2012. The drill holes confirmed stratigraphy and contained a number of structural zones, however, no visual high grade mineralization was evident but assays are pending. After completing this phase of drilling at Casket Creek the TM-2500 drill rig was moved back to the Mine Site in September for maintenance and winter storage.

The Company’s Longyear drill rig focused on drilling infill areas closer to the Mine Site and within the defined mineral resource. Drilling commenced in June 2012 and a total of 3,447 metres over nine drill holes was completed to the end of September. Most of these holes were drilled at depth and along strike in the proximity of the known underground workings. Targeted areas included locations that have the potential to be upgraded from the inferred category to the indicated resource category.

Analytical results for the 2012 exploration program are expected later in November 2012.

A surface geophysical program involving both electromagnetic (EM) and gravity surveys was also completed on a small part of the Prairie Creek property in the proximity of the mine in August 2012. Interpreted results indicate a strong multi-channel EM anomaly, with coincident gravity anomaly, centered over a previously undrilled area immediately west of the existing underground workings.  Further analysis of this anomaly is underway.

An auger drill rig contracted from Mobile Augers and Research Ltd., in Edmonton was airlifted to the Prairie Creek site in May. The auger drill completed a series of geotechnical holes within the existing water storage pond and also in the proposed areas for the waste rock pile and a possible second water pond. This provided further engineering information for design and construction purposes and also for permitting requirements. Drilling a series of hydrological groundwater wells was also completed to further monitor the hydrology of the site area in preparation for mining activities.

Field work including geotechnical evaluation and studies of the road route through Nahanni National Park Reserve and adjacent areas has also been carried out. This included assessment of specific areas of route re-alignment focussing on bridge crossings, reducing steep grades and substratum assessment. A hydrologic assessment was also completed along the road corridor to support further regulatory requirements.

A detailed aerial LIDAR (light detection and ranging system) survey in combination with new surface imagery was also carried out by McElhanney Surveying utilizing a fixed wing aircraft. This survey provided accurate baseline data and maps for road routing and re-alignment and also for construction planning along the road and at the mine site. The data from this survey has now been delivered along with the orthophoto imagery. A second geotechnical helicopter supported field program involving drilling, surveying and sampling to further detail the route was completed in late September. This drill testing included standard penetrating load tests and perma-frost testing in areas where new structures or significant road cutting are proposed.

Using the new LIDAR data a property wide geological field-mapping and sampling program was completed in September 2012. Concentration was on the main mining leases, which were accessed by the network of existing roads with some additional traversing being made. Previously mapped areas were incorporated and infill mapping and resampling were carried out. Results are being compiled using a Geographic Imaging System and are expected later in November 2012.

Further assessment work of the Mine Site ahead of planned construction was completed by various contractors. These included material inspections, roof and building envelope assessments and site refurbishment studies. Additional assessment of the mill and camp facilities were carried out with engineers from SNC Lavalin Inc. visiting and assessing the existing facilities. Underhill Geomatics Inc. completed a comprehensive internal laser scan survey within the mill building to provide “as built” engineering data for further design and planning. These engineering studies will continue until  year-end with procurement planning continuing into 2013.

ABORIGINAL TRAINING PROGRAMS AT PRAIRIE CREEK MINE SITE

In a major new initiative Canadian Zinc launched four significant onsite training programs at the Prairie Creek Mine Site this year. These training programs were undertaken with assistance from the Federal Government, Human Resources and Skills Development Canada, in the $4.2 million “More Than a Silver Lining” aboriginal training program, specifically for the Prairie Creek Mine, and administered by the NWT Mine Training Society and assisted by the Government of the Northwest Territories.

These training programs included Office Administration, Mineral Exploration Field Assistant, Environmental Monitors, Heavy Equipment Operators, Diamond Drill Helper, Advance Medical First Responder, and Camp Cook. The Silver Lining training program has trained 62 individuals, with many of the graduates joining the staff at the Prairie Creek Mine, Canadian Zinc’s Fort Simpson office, or service providers to the Project.

Other training programs, which will continue off-site, are currently being planned and co-ordinated by the Company and the Mine Training Society which has opened an office and training centre in Fort Simpson. Planning sessions are currently underway for training programs in 2013.

PERMITTING MOVING STEADILY FORWARD

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permit for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012, issued a Directive on the additional information required by the Water Board at this stage of the Regulatory Process.

A 700 kg bulk composite sample of mineralization from the 870m and 930m underground levels at Prairie Creek Mine was shipped to SGS Minerals Services in Vancouver for processing. Locked cycle tests were performed with water that was collected and shipped down from the Prairie Creek Mine in order to produce representative process water. The sample was crushed and sorted then sent to SGS Lakefield to undergo Dense Media Separation and then returned to Vancouver.

SGS has carried out a number of locked cycle tests in order to generate mineral concentrates, waste tailings and waste water. The process water then underwent further treatment studies conducted by CEMI Labs along with toxicity studies by Hatfield Consultants. Other generated products, such as the tailings, are slated for further engineering studies related to paste backfill.

Due to the necessary time required to complete the lab testing program with the Water Board revised the original work plan. Under the revised work plan issued by the Water Board, technical sessions are now scheduled to be held in Yellowknife, NT in late November 2012, with a public hearing now scheduled in late January 2013. A draft water licence is expected in April 2013 followed by a final licence after Ministerial approval in June 2013.

Documentation related to this regulatory process is posted on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

COLLABORATION AGREEMENT SIGNED WITH GOVERNMENT OF THE NORTHWEST TERRITORIES (GNWT)

In August 2012, Canadian Zinc and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project and will help ensure that both public needs and mine activities are supported.

Canadian Zinc plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Mine and to transport its mineral products from the Mine to world markets. As part of this collaborative agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine.

ACQUISITION OF PARAGON MINERALS

On July 31, 2012, Canadian Zinc announced that it had entered into a binding arrangement agreement to complete a business combination as well as a non-brokered private placement with Paragon Minerals Corporation (TSXV: PGR). On September 24, 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon. Canadian Zinc issued 7,299,019 common shares valued at $3,394,000 based on the closing market price of the Company’s shares on September 24, 2012 of $0.465 per share.

Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate that was recently completed by Paragon on the Lemarchant deposit includes the following defined mineral resources:

•	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.10 g/t Au and 59.17 g/t Ag; and
•	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

(See Paragon Technical Report and Mineral Resource Estimate on Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, dated March 2, 2012 filed on SEDAR.)

The Lemarchant deposit has been defined to a 210m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

GRANT OF STOCK OPTIONS

The Company has granted stock options to certain officers and employees to purchase a total of 960,000 shares of the Company for a period of five years at an exercise price of $0.46 per share pursuant to the Corporation's stock option plan. The granting of the options is subject to all necessary regulatory approvals.

OUTLOOK

Canadian Zinc’s continued focus for the balance of 2012 and for 2013 will be to advance the Prairie Creek permit applications through the final regulatory phase to the issue of permits allowing for production. Laboratory testing relating to water treatment work is finished and the results have been submitted to the Water Board. Technical sessions are scheduled in mid-November with public hearings to be held in January. The water license is now expected in mid-2013.

Working with SNC Lavalin Inc. and other consultants, the Company plans to advance the development of the Prairie Creek Project. Following delivery of the Preliminary Feasibility Study in June 2012, further site investigation and geo-technical work, under the direction of SNC, has been completed and engineering and procurement activities will continue during the winter of 2012 and into the new year.

The Company is conducting further technical work to assist in this process which involves further planning and design, site investigations to further assess the existing infrastructure, optimizing the mill plan layout and further assessing the transportation corridor.

At September 30, 2012, the Company had working capital of $16.4 million and is well positioned to finalize the 2012 programs, continue engineering work and begin procurement of long lead time items.

Canadian Zinc is also evaluating its newly acquired base metal properties, including the South Tally Pond VMS project, in Newfoundland and preparing exploration work plans and budgets for 2013.

QUALIFIED PERSON

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a non-independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

ABOUT CANADIAN ZINC CORPORATION

Canadian Zinc is a Toronto-listed exploration and development company. The company’s main project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A Pre-Feasibility study completed by SNC Lavalin in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years using long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz. silver, based on the Mineral Reserve alone.

Canadian Zinc also holds the South Tally Pond VMS exploration project in Newfoundland.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Non-Independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement – Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral reserves and resources, future trends for the company, progress in development of mineral properties, the timing of exploration, development and mining activities, completion of financings and the merger, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the financial results of the company and future gold production and profitability of Vatukoula Gold Mines in which the Company has a significant shareholding. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.